                                                            [LOGO] CELANESE

INVESTOR INFORMATION                    Celanese AG         Frankfurter Str. 111
                                        Investor Relations  61476 Kronberg/Ts.
                                                            Germany

JULY 30, 2002



SECOND-QUARTER 2002 REPORT


o     Business improved in most segments versus first quarter

o Net sales in the second quarter increased 2% versus first quarter and declined year on year by 14% to (euro)1.2 billion

o Weak performance in Chemical Intermediates and plant turnaround expenses contributed to a 23% decline in EBITDA excluding special charges year on year

o     Net financial debt decreased 17% during the first half

o     Comparable EPS fell to (euro) 0.48 from (euro) 0.63 in second quarter 2001


DEAR SHAREHOLDER,

      In the second quarter of 2002, some of our markets improved compared to the first quarter of this year, and we achieved cost savings from our productivity initiatives. The Acetyl Products, Acetate Products, Technical Polymers Ticona and Performance Products segments reported higher volumes, and price increases were successfully implemented in most of our chemical products. As expected, our second quarter EBITDA excluding special charges was not as strong as in the first quarter as business in Chemical Intermediates returned to low levels. Plant maintenance turnarounds at Chemical Intermediates and Ticona, as well as reduced restocking by

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DATE: JULY 30, 2002

customers, also influenced results.

      Net sales in the quarter declined by 14% to (euro) 1.2 billion versus the comparable quarter of last year, mainly reflecting lower pricing for products within the Acetyl Products and Chemical Intermediates segments and lower volumes for Acetate Products. Volumes increased for Performance Products, Technical Polymers Ticona and Acetyl Products when compared to the same quarter of last year. Lower selling prices in Acetyls, compared to last year, were influenced by reduced hydrocarbon costs, primarily natural gas. Continued supply / demand imbalances in Chemical Intermediates, specifically acrylates, resulted in lower prices. Compared to the first quarter, we succeeded in achieving price increases for most of our chemical products and have announced further increases for the third quarter.

      EBITDA excluding special charges decreased by 23% to (euro) 102 million from that of the same quarter last year. The decline primarily reflected the weak business performance in Chemical Intermediates, which was partially offset by improvements in Ticona due to lower raw material and energy costs as well as higher volumes. Cost savings from restructuring and productivity initiatives continued to contribute to EBITDA excluding special charges.

      Net financial debt decreased to (euro) 691 million mainly due to foreign currency exchange translation as the U.S. dollar weakened versus the euro by 13% in the first six months of the year. In addition, higher dividends and return of capital from our investments were used to repay debt.

      Earnings per share from continuing operations excluding special charges and adjusted for intangible amortization decreased to (euro) 0.48 per share versus (euro) 0.63 per share for the comparable period of 2001. The decrease resulted from a decline in operating profit which was partially offset by a slight foreign exchange gain associated with foreign currency denominated financing compared to a loss last year, lower interest expense and higher equity in net earnings of affiliates.

      In the second quarter, we continued implementation of our restructuring initiative Forward and have closed all but one of the designated sites. In addition, the number of projects based on Six Sigma, a powerful business improvement tool, continued to increase.

      The discussions with Degussa AG on the formation of a joint venture in Oxo products in Europe are on track, and we expect to conclude the discussions and execute binding agreements before the end of this year. The

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DATE: JULY 30, 2002

formation of the joint venture will be subject to approval by regulatory authorities in the EU.

      In the second quarter, we completed some strategic expansions. Construction was completed on a new plant for GUR(R) ultra high molecular weight polyethylene, which will double North American capacity when the new plant starts up in the third quarter. Also in the second quarter, additional and more efficient production lines for Vectra(R) liquid crystal polymers came on stream at our Shelby, North Carolina, plant.

      Nutrinova, our food ingredients business in Performance Products, will introduce the omega-3 fatty acid, docosahexanoeic acid (DHA), in the third quarter. The product, which was developed by Celanese Ventures, will strengthen Nutrinova's participation in the functional food and nutritional supplements business.

BASIS OF PRESENTATION

      Effective January 1, 2002, Celanese adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", and ceased amortization of goodwill and intangibles without finite lives. The related charges in the second quarter of 2001 were a net expense of (euro) 21 million in selling, general and administrative expense ((euro) 39 million in the first half) and a (euro) 1 million expense in equity in net earnings of affiliates ((euro) 3 million in the first half). Additionally, the standard requires that all negative goodwill on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle on the consolidated statement of operations. As a result, income of
(euro) 10 million was recorded in the first quarter of 2002. During the first half of 2002, Celanese performed the required impairment tests of goodwill as of January 1, 2002 and determined that there was no impairment.


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DATE: JULY 30, 2002


FINANCIAL HIGHLIGHTS
                                                                               CHG.
IN (EURO) MILLIONS                                      Q2 2002     Q2 2001    IN %    H1 2002     H1 2001
=============================================================================================================
Net sales                                                 1,205       1,396      -14     2,387       2,727
EBITDA excluding special charges(1)                         102         132      -23       217         266
EBITDA MARGIN(2)                                            8.5%        9.5%               9.1%        9.8%
Special (charges), net                                       (3)          1     N.M.        (3)          0
Depreciation & amortization expense(3)                       80         107      -25       160         208
Operating profit(3)                                          19          26      -27        54          58
Earnings before taxes(3)                                     32          13     >100        70          45
Earnings from continuing operations(3)                       22          10     >100        48          36
Net earnings adj. for intangible amortization(3)             22          34      -35        58          80

Capital expenditures                                         63          51       24       112          88
------------------------------------------------------------------------------       ------------------------

NET EARNINGS PER SHARE (EPS IN (EURO))(4):
  EPS from continuing operations                           0.44        0.20     >100      0.95        0.72
  ADJUSTMENTS TO EPS:
    SPECIAL CHARGES, NET OF TAX(5)                         0.04       (0.01)              0.04        0.00
    INTANGIBLE AMORTIZATION(3)                                         0.44                           0.83
------------------------------------------------------------------------------       ------------------------
  EPS FROM CONT. OPERATIONS EXCLUDING SPECIAL
    CHARGES AND ADJ. FOR INTANGIBLE AMORTIZATION           0.48        0.63      -24      0.99        1.55

Average shares outstanding (thousands)                   50,340      50,331        0    50,337      50,329
------------------------------------------------------------------------------       ------------------------

                                                         JUN 30      DEC 31
IN (EURO) MILLIONS                                         2002        2001
------------------------------------------------------------------------------
Trade working capital(6)                                    745         687        8
Total financial debt(7)                                     719         880      -18
Net financial debt(8)                                       691         832      -17
Shareholders' equity                                      2,158       2,210       -2
Total assets                                              6,344       7,064      -10
--------------------------------------------------------------------------------------

(1) EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION EXCLUDING SPECIAL CHARGES EQUALS OPERATING PROFIT PLUS DEPRECIATION & AMORTIZATION PLUS SPECIAL CHARGES

(2) EBITDA EXCLUDING SPECIAL CHARGES AS A PERCENTAGE OF NET SALES

(3) REFER TO "BASIS OF PRESENTATION"

(4) PER-SHARE DATA ARE BASED ON WEIGHTED AVERAGE SHARES OUTSTANDING IN EACH
    PERIOD

(5) SPECIAL CHARGES EXCLUDING GOODWILL IMPAIRMENT TAX AFFECTED USING A NOTIONAL 38% TAX RATE

(6) TRADE ACCOUNTS RECEIVABLE FROM 3RD PARTIES AND AFFILIATES, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS, PLUS INVENTORIES, LESS TRADE ACCOUNTS PAYABLE TO 3RD PARTIES AND AFFILIATES.

(7) SHORT- AND LONG-TERM DEBT

(8) TOTAL FINANCIAL DEBT LESS CASH & CASH EQUIVALENTS

N.M. = NOT MEANINGFUL

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DATE: JULY 30, 2002


CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                               CHG.
IN (EURO) MILLIONS                                      Q2 2002     Q2 2001    IN %    H1 2002     H1 2001
=============================================================================================================
NET SALES                                                 1,205       1,396      -14     2,387       2,727
  Cost of sales                                          (1,043)     (1,190)     -12    (2,037)     (2,323)
------------------------------------------------------------------------------       ------------------------
GROSS PROFIT                                                162         206      -21       350         404

  Selling, general & administrative expense(1)             (122)       (158)     -23      (265)       (302)
  Research & development expense                            (21)        (25)     -16       (41)        (48)
  Special charges, net                                       (3)          1     N.M.        (3)          0
  Foreign exchange gain                                       3           2       50         3           3
  Gain on disposition of assets                               0           0        0        10           1
------------------------------------------------------------------------------       ------------------------
OPERATING PROFIT                                             19          26      -27        54          58

  Equity in net earnings of affiliates(1)                     7           2     >100        11           6
  Interest expense                                          (14)        (23)     -39       (31)        (44)
  Interest & other income, net                               20           8     >100        36          25
------------------------------------------------------------------------------       ------------------------
EARNINGS BEFORE INCOME TAXES FROM
  CONTINUING OPERATIONS                                      32          13     >100        70          45

  Income tax expense                                        (10)         (3)    >100       (22)         (9)
------------------------------------------------------------------------------       ------------------------
EARNINGS FROM CONTINUING OPERATIONS                          22          10     >100        48          36

  Gain on disposals of discontinued operations                0           2     -100         0           2
------------------------------------------------------------------------------       ------------------------
EARNINGS BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE                             22          12       83        48          38

  Cum. effect of change in accounting principle(1)            0           0                 10           0
------------------------------------------------------------------------------       ------------------------
NET EARNINGS                                                 22          12       83        58          38

  Adjustment for intangible amortization(1)                              22                             42
------------------------------------------------------------------------------       ------------------------
NET EARNINGS ADJ. FOR INTANGIBLE AMORTIZATION                22          34      -35        58          80
=============================================================================================================


EARNINGS PER SHARE - BASIC AND DILUTED(2)
                                                                               CHG.
IN (EURO)                                               Q2 2002     Q2 2001    IN %    H1 2002     H1 2001
=============================================================================================================
CONTINUING OPERATIONS                                      0.44        0.20     >100      0.95        0.72
  Discontinued operations                                  0.00        0.04               0.00        0.04
  Cum. effect of change in accounting principle(1)         0.00        0.00               0.20        0.00
------------------------------------------------------------------------------       ------------------------
Net earnings                                               0.44        0.24       83      1.15        0.76
  Adjustment for intangible amortization(1)                            0.44                           0.83
------------------------------------------------------------------------------       ------------------------
NET EARNINGS ADJ. FOR INTANGIBLE AMORTIZATION              0.44        0.68      -35      1.15        1.59

Average shares outstanding (thousands)                   50,340      50,331        0    50,337      50,329
-------------------------------------------------------------------------------------------------------------

(1) REFER TO "BASIS OF PRESENTATION"

(2) PER-SHARE DATA ARE BASED ON WEIGHTED AVERAGE SHARES OUTSTANDING IN EACH
    PERIOD

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DATE: JULY 30, 2002


      In the second quarter of 2002, net sales decreased 14% as compared to the same period in 2001; segment sales decreased 13%. This decline was mainly the result of lower selling prices (-12%) and unfavorable currency movements (-3%), partially offset by higher volumes (+2%). Gross profit declined by 21% primarily due to lower selling prices in the Acetyl Products and Chemical Intermediates segments, lower volumes in the Acetate Products segment and plant maintenance turnarounds in the Chemical Intermediates and Ticona segments. These effects were partially offset by higher volumes in the Performance Products, Acetyl Products and Ticona segments and by cost reductions throughout the company.

      Selling, general and administrative (SG&A) declined by (euro) 36 million compared to the same period last year to (euro)122 million. This decline was mostly the result of a (euro) 21 million decrease in amortization expense resulting from the implementation of SFAS 142, a (euro) 19 million decrease in expense for stock appreciation rights (SARs) and benefits from cost reduction programs. Last year's SG&A was reduced by (euro)12 million of income related to the adjustment of environmental reserves.

      Operating profit of (euro) 19 million declined 27% from the same quarter last year. Excluding the effects in SG&A, operating profit declined due to the deterioration in gross profit noted above. Special charges of (euro) 3 million for the quarter reflected somewhat higher cost estimates for the Focus and Forward restructuring initiatives. Interest expense of (euro) 14 million in the second quarter of 2002 was (euro) 9 million lower than that of the same quarter last year due to lower average financial debt and lower interest rates.

      Interest & other income, net increased to (euro) 20 million, mainly due to a reduction in currency exchange losses on foreign currency denominated financing, offset by lower dividends.

      Income tax expense for the quarter was (euro) 10 million based on an effective tax rate of 32%, compared to (euro) 3 million in the second quarter of 2001. In 2001, Celanese reported an effective tax rate of 23% primarily as a result of the recognition of certain deferred tax assets.

      Net earnings adjusted for intangible amortization in the second quarter of 2002 decreased to (euro) 22 million, or (euro) 0.44 per share, from (euro) 34 million, or (euro) 0.68 per share, in the second quarter of 2001.

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DATE: JULY 30, 2002


CONSOLIDATED BALANCE SHEETS
                                                                                    JUN 30          DEC 31
IN (EURO) MILLIONS                                                                    2002            2001
=============================================================================================================
ASSETS
CURRENT ASSETS:
  Cash & cash equivalents                                                               28              48
  Receivables, net                                                                   1,263           1,216
  Inventories                                                                          571             639
  Deferred income taxes                                                                 86             102
  Other assets                                                                          23              42
-------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                 1,971           2,047

  Investments                                                                          474             566
  Property, plant & equipment, net                                                   1,777           2,036
  Deferred income taxes                                                                517             551
  Other assets                                                                         562             693
  Intangible assets, net                                                             1,043           1,171
-------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                         6,344           7,064
-------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings and current
    installments of long-term debt                                                     127             267
  Accounts payable & accrued liabilities                                             1,260           1,502
  Deferred income taxes                                                                 14              10
  Income taxes payable                                                                 447             458
-------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                            1,848           2,237

  Long-term debt                                                                       592             613
  Deferred income taxes                                                                 58              59
  Other liabilities                                                                  1,676           1,933
  Minority interests                                                                    12              12
  Shareholders' equity                                                               2,158           2,210
-------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                           6,344           7,064
=============================================================================================================

      A majority of Celanese's assets and liabilities are denominated in currencies other than the euro, principally the U.S. dollar. Balance sheet positions were significantly influenced by foreign exchange translations as the U.S. dollar weakened versus the euro by 13% in the first six months of the year. The increase in total net receivables of (euro) 47 million was primarily due to increased sales. As of June 30th, Celanese was not utilizing the asset securitization program. Investments decreased by (euro) 92 million mainly due to a special dividend of (euro) 51 million from the equity investment in Polyplastics Co. Ltd. and a return of capital of (euro) 38 million from investments in the InfraServ companies. As a result of (euro) 57 million in payments for restructuring activities and the timing of payments for other payables, accounts payable and accrued

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DATE: JULY 30, 2002

liabilities decreased by (euro) 242 million.

      Total financial debt decreased by (euro) 161 million mainly reflecting foreign exchange fluctuations and a decrease in short-term borrowings from affiliates, partially offset by higher bank loans. Currency fluctuations and a reduction in environmental reserves of (euro) 57 million resulting from the first quarter sale of an InfraServ subsidiary contributed to the (euro) 257 million decrease in other liabilities.

      During the first half of 2002, we completed the impairment tests of goodwill as required by Statement of Financial Accounting Standard No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS" and have determined that there is no impairment of our goodwill. The impairment tests are required annually or if events or circumstances arise which materially change our business.

      There were 50,343,274 and 50,334,891 shares outstanding as of June 30, 2002 and December 31, 2001, respectively. At the end of the second quarter of 2002, Celanese held 5,572,095 treasury shares.

      On July 8, 2002, Celanese granted 1.11 million stock options out of an authorized issuance of 1.25 million shares to the Board of Management and senior managers for the purchase of company shares under a stock option plan as approved at the annual general meeting on May 15, 2002. The options can not be exercised until the share price exceeds a 20% premium on the grant price of
(euro) 22.95. As of June 30, 2002, Celanese had 11,800 employees, compared to 13,000 a year earlier.

      As noted in the following table, cash inflow from operating activities improved to (euro) 148 million mainly due to an increase of (euro) 51 million in the receipt of dividends from equity investments, and improved operational management of inventories. These effects were partially offset by changes in receivables and by restructuring payments. An outflow in the first half of 2002 resulting from an increase in trade receivables was due to the timing of customer receipts. Payments for restructuring totaled (euro) 57 million in the first half of 2002, compared to (euro) 32 million a year earlier. These payments were partially offset by additional insurance recoveries associated with the plumbing cases.

      Net cash used in investing activities increased by (euro) 28 million to
(euro) 81 million. This was mainly due to a net outflow from the first quarter disposition of the net assets of an InfraServ subsidiary, which included cash reserves, fixed assets, and environmental liabilities. Partially offsetting this outflow were (euro) 38

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DATE: JULY 30, 2002

million in returns of capital from investments in non-consolidated InfraServ companies. Included in the first half of 2001 was a receipt of (euro) 38 million in proceeds from the disposal of a discontinued operation. Capital expenditures on property, plant and equipment increased by (euro) 24 million to (euro) 112 million in the first half of 2002.

      Net cash used by financing activities increased by (euro) 11 million to
(euro) 84 million in the first half of 2002 compared to the same period last year, primarily reflecting a decrease in proceeds from long-term debt.

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DATE: JULY 30, 2002


CONSOLIDATED STATEMENTS OF CASH FLOWS

IN (EURO) MILLIONS                                                                 H1 2002         H1 2001
=============================================================================================================
OPERATING ACTIVITIES OF CONTINUING OPERATIONS:
  Net earnings                                                                          58              38
  Cumulative effect of change in accounting principle                                  (10)              0
  Special charges, net of amounts used                                                 (24)             (2)
  Depreciation & amortization                                                          160             208
  Change in equity of affiliates                                                        55               7
  Deferred income taxes                                                                 (7)            (30)
  Gain on sale of businesses and assets                                                (10)             (6)
  Gain on disposal of discontinued operations                                            0              (2)
  Changes in operating assets and liabilities:
    Receivables, net                                                                  (130)            148
    Inventories                                                                         32             (15)
    Accounts payable, accrued liabilities & other liabilities                          (37)           (251)
    Income taxes payable                                                                37               6
  Other, net                                                                            24              28
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                              148             129

INVESTING ACTIVITIES OF CONTINUING OPERATIONS:
  Capital expenditure on property plant & equipment                                   (112)            (88)
  Acquisition of businesses & purchase of investments                                    0              (2)
  Outflow on sale of businesses and assets                                             (21)              0
  Proceeds from disposition of businesses and assets                                     0              11
  Proceeds from disposal of discontinued operations                                      0              38
  Proceeds from sale of marketable securities                                          139             125
  Purchase of marketable securities                                                   (134)           (137)
  Return of capital from investments                                                    38               0
  Other, net                                                                             9               0
-------------------------------------------------------------------------------------------------------------
NET CASH USED BY INVESTING ACTIVITIES                                                  (81)            (53)

FINANCING ACTIVITIES OF CONTINUING OPERATIONS:
  Short-term borrowings, net                                                          (138)           (113)
  Proceeds from long-term debt                                                          57              85
  Payments of long-term debt                                                            (3)            (25)
  Dividend payments                                                                      0             (20)
-------------------------------------------------------------------------------------------------------------
NET CASH USED BY FINANCING ACTIVITIES                                                  (84)            (73)

  Exchange rate effects on cash                                                         (3)              2
-------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS                                     (20)              5

Cash & cash equivalents at beginning of year                                            48              24
-------------------------------------------------------------------------------------------------------------
Cash & cash equivalents at end of period                                                28              29
=============================================================================================================

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DATE: JULY 30, 2002


SEGMENT PERFORMANCE

SEGMENT NET SALES
                                                                               CHG.
IN (EURO) MILLIONS                                   Q2 2002    Q2 2001        IN %    H1 2002     H1 2001
=============================================================================================================
  Acetyl Products                                        491        609          -19       964       1,185
  Chemical Intermediates                                 240        285          -16       488         568
  Acetate Products                                       175        206          -15       344         386
  Technical Polymers Ticona                              201        205           -2       403         419
  Performance Products                                   119        112            6       233         224
--------------------------------------------------------------------------           ------------------------
SEGMENT TOTAL                                          1,226      1,417          -13     2,432       2,782
  Other activities                                        18         30          -40        37          43
  Intersegment eliminations                              (39)       (51)         -24       (82)        (98)
--------------------------------------------------------------------------           ------------------------
TOTAL                                                  1,205      1,396          -14     2,387       2,727
=============================================================================================================


FACTORS AFFECTING SECOND-QUARTER SEGMENT SALES

IN PERCENT                                             VOLUME      PRICE    CURRENCY      OTHER       TOTAL
=============================================================================================================
  Acetyl Products                                           4        -20          -3          0         -19
  Chemical Intermediates                                   -2        -11          -3          0         -16
  Acetate Products                                        -11          0          -4          0         -15
  Technical Polymers Ticona                                 6         -4          -4          0          -2
  Performance Products                                     17         -8          -3          0           6
  SEGMENT TOTAL                                             2        -12          -3          0         -13
=============================================================================================================


FACTORS AFFECTING FIRST-HALF SEGMENT SALES

IN PERCENT                                             VOLUME      PRICE    CURRENCY      OTHER       TOTAL
=============================================================================================================
  Acetyl Products                                           5        -24           0          0         -19
  Chemical Intermediates                                    0        -14           0          0         -14
  Acetate Products                                        -11          0           0          0         -11
  Technical Polymers Ticona                                 0         -3          -1          0          -4
  Performance Products                                     11         -5          -2          0           4
  SEGMENT TOTAL                                             1        -14           0          0         -13
=============================================================================================================


SEGMENT EBITDA EXCLUDING SPECIAL CHARGES
                                                                                CHG.
IN (EURO) MILLIONS                                    Q2 2002    Q2 2001        IN %    H1 2002     H1 2001
=============================================================================================================
  Acetyl Products                                         61         70          -13       105         143
  Chemical Intermediates                                 (10)        16         N.M.        11          17
  Acetate Products                                        25         33          -24        38          54
  Technical Polymers Ticona                               23          8         >100        51          38
  Performance Products                                    24         17           41        44          38
--------------------------------------------------------------------------           ------------------------
SEGMENT TOTAL                                            123        144          -15       249         290
  Other activities                                       (21)       (12)        N.M.       (32)        (24)
--------------------------------------------------------------------------           ------------------------
TOTAL                                                    102        132          -23       217         266
=============================================================================================================

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Date: July 30, 2002


SEGMENT SUMMARIES

ACETYL PRODUCTS
                                                                      CHG.
IN (EURO)MILLIONS                              Q2 2002    Q2 2001      IN %   H1 2002    H1 2001
--------------------------------------------------------------------------------------------------
Net sales                                        491        609       -19       964       1,185
EBITDA excluding special charges                  61         70       -13       105         143
EBITDA MARGIN                                   12.4%      11.5%               10.9%       12.1%
Operating profit                                  30         18        67        46          53
Depreciation                                      30         32        -6        58          62
Amortization                                       0          9      -100         0          17
Capital expenditures                               9          6        50        18          14
--------------------------------------------------------------------------------------------------

      Acetyl Products second quarter net sales decreased by 19% to (euro)491 million from the comparable period last year due to lower pricing (-20%) and unfavorable currency movements (-3%), which were partially offset by higher volumes (+4%).

      Selling prices declined significantly, following the downward trend in raw material costs, especially those for natural gas. Volumes increased for polyvinyl alcohol and vinyl acetate monomer mainly in Asia while acetic acid volumes were slightly lower. Despite significantly lower prices compared to the same quarter last year, we were successful in increasing prices from the low levels of the first quarter of this year.

      EBITDA excluding special charges declined by 13% to (euro)61 million, as prices for acetic acid, vinyl acetate monomer and acetate esters decreased faster than raw material costs year on year. This decline was partially offset by higher volumes for polyvinyl alcohol and vinyl acetate monomer and cost savings from restructuring and other efforts. The second quarter of 2001 included a compensation payment of (euro)8 million from a carbon monoxide supplier in Singapore. EBITDA as a percentage of sales increased to 12.4%.

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Page 13 of 21
Date: July 30, 2002


CHEMICAL INTERMEDIATES
                                                                             CHG.
IN (EURO)MILLIONS                                     Q2 2002    Q2 2001     IN %     H1 2002     H1 2001
----------------------------------------------------------------------------------------------------------
Net sales                                                240        285       -16       488         568
EBITDA excluding special charges                         (10)        16      N.M.        11          17
EBITDA MARGIN                                           -4.2%       5.6%                2.3%        3.0%
Operating loss                                           (25)       (16)     N.M.       (18)        (34)
Depreciation                                              13         15       -13        27          30
Amortization                                               0          4      -100         0           8
Capital expenditures                                      20          8      >100        30          14
----------------------------------------------------------------------------------------------------------

      In the second quarter of 2002, net sales of Chemical Intermediates decreased by 16% to (euro)240 million due to lower pricing (-11%), unfavorable currency movements (-3%), and lower volumes (-2%).

      Pricing declined principally in acrylate products due to continued industry oversupply and competitive pressure. Volumes were lower mainly in oxo products as the second quarter of last year benefited from temporary market shortages in Asia. Volumes in acrylates and specialties remained relatively flat.

      EBITDA excluding special charges fell to a loss of (euro)10 million from a profit of (euro)16 million, reflecting significant price declines and maintenance turnarounds in oxo products and acrylates. This decline was partly mitigated by cost savings achieved from restructuring.

      Capital expenditures increased by (euro)12 million mainly for the construction of a new production facility for syngas, a primary raw material at the Oberhausen site in Germany.


ACETATE PRODUCTS
                                                                             CHG.
IN (EURO)MILLIONS                                     Q2 2002     Q2 2001    IN %     H1 2002     H1 2001
----------------------------------------------------------------------------------------------------------
Net sales                                                175        206       -15       344         386
EBITDA excluding special charges                          25         33       -24        38          54
EBITDA MARGIN                                           14.3%      16.0%               11.0%       14.0%
Operating profit (loss)                                   10         (8)     N.M.         7          (5)
Depreciation                                              15         16        -6        31          31
Amortization                                               0          3      -100         0           5
Capital expenditures                                       6         10       -40        11          17
----------------------------------------------------------------------------------------------------------

      Acetate Products' net sales in the second quarter of 2002 decreased by 15% to (euro)175 million as the result of lower volumes (-11%) and unfavorable currency movements (-4%). Overall, pricing remained flat.

      Volumes declined mainly on continued weakening demand for acetate filament from the U.S. and Asian textile industries and interfiber substitution.

                                                            [LOGO] CELANESE
Page 14 of 21
Date: July 30, 2002

Volumes of acetate flake, a primary raw material in acetate filament and tow production, also decreased. Demand for tow, which represents the majority of segment sales, remained strong for the quarter.

      EBITDA excluding special charges decreased by (euro)8 million to (euro)25 million mainly due to the lower volumes.

      Operating profit increased from a loss of (euro)8 million to a profit of
(euro)10 million as no special charges were recorded in the second quarter of this year compared to (euro)22 million in the same period last year.


TECHNICAL POLYMERS TICONA
                                                                             CHG.
IN (EURO)MILLIONS                                     Q2 2002    Q2 2001      IN %   H1 2002     H1 2001
----------------------------------------------------------------------------------------------------------
Net sales                                                201        205        -2       403         419
EBITDA excluding special charges                          23          8      >100        51          38
EBITDA MARGIN                                           11.4%       3.9%               12.7%        9.1%
Operating profit                                           9          8        13        23          20
Depreciation                                              14         13         8        27          26
Amortization                                               0          6      -100         1          11
Capital expenditures                                      21         22        -5        42          34
----------------------------------------------------------------------------------------------------------

      Net sales for Ticona declined by 2% to (euro)201 million compared to the second quarter last year as volume increases (+6%) were offset by lower pricing (-4%) and unfavorable currency movements (-4%).

      The increase in volumes resulted primarily from higher sales to the automotive industry, especially in the United States. Volumes in Europe showed a slight improvement compared to a year earlier, particularly in industrial end uses. Global demand from the telecommunication and electrical / electronic industries remained at low levels. Competitive price pressure and a change in product mix led to a decline in average selling prices.

      EBITDA excluding special charges increased by (euro)15 million to (euro)23 million, reflecting lower raw material and energy costs and higher volumes, slightly offset by costs related to a maintenance turnaround and lower average pricing.

      The second quarter operating profit was (euro)9 million. The operating profit of (euro)8 million a year earlier included the favorable impact of
(euro)19 million in special charges, primarily relating to additional insurance recoveries associated with the plumbing cases.

                                                            [LOGO] CELANESE
Page 15 of 21
Date: July 30, 2002


PERFORMANCE PRODUCTS
                                                                              CHG.
IN (EURO)MILLIONS                                      Q2 2002    Q2 2001     IN %   H1 2002     H1 2001
----------------------------------------------------------------------------------------------------------
Net sales                                                119        112         6       233         224
EBITDA excluding special charges                          24         17        41        44          38
EBITDA MARGIN                                           20.2%      15.2%               18.9%       17.0%
Operating profit                                          17          9        89        30          22
Depreciation                                               7          7         0        14          14
Amortization                                               0          1      -100         0           2
Capital expenditures                                       4          4         0         6           8
----------------------------------------------------------------------------------------------------------

      Performance Products' net sales rose 6% to (euro)119 million on higher volumes (+17%), which were partially offset by lower pricing (-8%) and unfavorable currency effects (-3%).

      Nutrinova sales increased mainly on higher volumes for Sunett(R) sweetener, while pricing declined slightly. Trespaphan's oriented polypropylene film sales rose due to increased volumes in Europe and North America, supported by improved production efficiencies. Selling prices for Trespaphan products were negatively influenced by lower raw material costs and unfavorable currency effects.

      EBITDA excluding special charges increased 41% to (euro)24 million due to the sales effects noted above.

OTHER ACTIVITIES

      Net sales of Other Activities decreased by (euro)12 million to (euro)18 million in the second quarter of 2002 primarily due to lower third-party sales by the captive insurance companies.

      EBITDA excluding special charges declined to a loss of (euro)21 million from a loss of (euro)12 million. Last year's second quarter loss of (euro)12 million was positively affected by a (euro)12 million adjustment to environmental reserves following a comprehensive re-evaluation of obligations in North America.

      In the second quarter of 2001, operating profit included a (euro)28 million benefit in special charges from a net reduction in environmental reserves mainly due to settlements of indemnification obligations.

                                                            [LOGO] CELANESE
Page 16 of 21
Date: July 30, 2002


OUTLOOK


      Results for the first half of 2002 were somewhat better than anticipated. We continue to expect full-year EBITDA excluding special charges at a level approximating that of last year, providing global economic conditions do not worsen.

      We continue to monitor the sustainability of improvement in U.S. automotive production and see no signs that demand from the telecommunications industry will improve this year. We expect continuing volatility in natural gas costs and unfavorable currency translation effects resulting from the weaker U.S. dollar. Nevertheless, we expect continued cost reductions and efficiency improvements from our productivity initiatives.



     THE BOARD OF MANAGEMENT
     Kronberg/Ts.
     July 30, 2002

                                                            [LOGO] CELANESE
Page 17 of 21
Date: July 30, 2002


SUPPLEMENTAL INFORMATION


SEGMENT OPERATING PROFIT
                                                                             CHG.
IN (EURO)MILLIONS                                      Q2 2002    Q2 2001     IN %   H1 2002     H1 2001
==========================================================================================================
  Acetyl Products                                         30         18        67        46          53
  Chemical Intermediates                                 (25)       (16)     N.M.       (18)        (34)
  Acetate Products                                        10         (8)     N.M.         7          (5)
  Technical Polymers Ticona                                9          8        13        23          20
  Performance Products                                    17          9        89        30          22
--------------------------------------------------------------------------        ------------------------
SEGMENT TOTAL                                             41         11      >100        88          56
  Other activities                                       (22)        15      N.M.       (34)          2
--------------------------------------------------------------------------        ------------------------
TOTAL                                                     19         26       -27        54          58
==========================================================================================================


SPECIAL (CHARGES) IN OPERATING PROFIT
                                                                              CHG.
IN (EURO)MILLIONS                                      Q2 2002    Q2 2001     IN %    H1 2002     H1 2001
==========================================================================================================
  Acetyl Products                                         (1)       (11)      -91        (1)        (11)
  Chemical Intermediates                                  (2)       (13)      -85        (2)        (13)
  Acetate Products                                         0        (22)     -100         0         (23)
  Technical Polymers Ticona                                0         19      N.M.         0          19
  Performance Products                                     0          0         0         0           0
--------------------------------------------------------------------------        ------------------------
SEGMENT TOTAL                                             (3)       (27)      -89        (3)        (28)
  Other activities                                         0         28      N.M.         0          28
--------------------------------------------------------------------------        ------------------------
TOTAL                                                     (3)         1      N.M.        (3)          0
==========================================================================================================


CAPITAL EXPENDITURES
                                                                             CHG.
IN (EURO)MILLIONS                                      Q2 2002    Q2 2001     IN %    H1 2002     H1 2001
==========================================================================================================
  Acetyl Products                                          9          6        50        18          14
  Chemical Intermediates                                  20          8      >100        30          14
  Acetate Products                                         6         10       -40        11          17
  Technical Polymers Ticona                               21         22        -5        42          34
  Performance Products                                     4          4         0         6           8
--------------------------------------------------------------------------        ------------------------
SEGMENT TOTAL                                             60         50        20       107          87
  Other activities                                         3          1      >100         5           1
--------------------------------------------------------------------------        ------------------------
TOTAL                                                     63         51        24       112          88
==========================================================================================================

                                                            [LOGO] CELANESE
Page 18 of 21
Date: July 30, 2002


DEPRECIATION
                                                                              CHG.
IN (EURO)MILLIONS                                      Q2 2002    Q2 2001     IN %    H1 2002     H1 2001
==========================================================================================================
  Acetyl Products                                         30         32        -6        58          62
  Chemical Intermediates                                  13         15       -13        27          30
  Acetate Products                                        15         16        -6        31          31
  Technical Polymers Ticona                               14         13         8        27          26
  Performance Products                                     7          7         0        14          14
--------------------------------------------------------------------------        ------------------------
SEGMENT TOTAL                                             79         83        -5       157         163
  Other activities                                         1          1         0         2           2
--------------------------------------------------------------------------        ------------------------
TOTAL                                                     80         84        -5       159         165
==========================================================================================================


AMORTIZATION
                                                                             CHG.
IN (EURO)MILLIONS                                      Q2 2002    Q2 2001     IN %    H1 2002     H1 2001
==========================================================================================================
  Acetyl Products                                          0          9      -100         0          17
  Chemical Intermediates                                   0          4      -100         0           8
  Acetate Products                                         0          3      -100         0           5
  Technical Polymers Ticona                                0          6      -100         1          11
  Performance Products                                     0          1      -100         0           2
--------------------------------------------------------------------------        ------------------------
SEGMENT TOTAL                                              0         23      -100         1          43
  Other activities                                         0          0         0         0           0
--------------------------------------------------------------------------        ------------------------
TOTAL                                                      0         23      -100         1          43
==========================================================================================================


STOCK APPRECIATION RIGHTS (EXPENSE)
                                                                             CHG.
IN (EURO)MILLIONS                                      Q2 2002    Q2 2001     IN %    H1 2002     H1 2001
==========================================================================================================
  Acetyl Products                                         (1)        (3)      -67        (3)         (4)
  Chemical Intermediates                                  (1)        (3)      -67        (3)         (4)
  Acetate Products                                         0         (3)     -100        (1)         (3)
  Technical Polymers Ticona                                0         (5)     -100        (3)         (6)
  Performance Products                                     0         (2)     -100        (1)         (2)
--------------------------------------------------------------------------        ------------------------
SEGMENT TOTAL                                             (2)       (16)      -88       (11)        (19)
  Other activities                                         0         (6)     -100        (4)         (8)
--------------------------------------------------------------------------        ------------------------
TOTAL                                                     (2)       (22)      -91       (15)        (27)
==========================================================================================================

                                                            [LOGO] CELANESE
Page 19 of 21
Date: July 30, 2002


2001 ADJUSTED EARNINGS PER SHARE(1,2)

IN (EURO)                                             Q1 2001    Q2 2001     Q3 2001    Q4 2001     FY 2001
-------------------------------------------------------------------------------------------------------------
EPS from continuing operations                          0.52       0.20       (0.08)     (8.46)      (7.83)
ADJUSTMENTS TO EPS:
  SPECIAL CHARGES NET OF TAX(3)                         0.01      (0.01)       0.00       3.30        3.30
  SPECIAL CHARGES GOODWILL IMPAIRMENT(4)                                                  5.21        5.21
  ONE-TIME TAX BENEFIT(5)                                                                (0.91)      (0.91)
  ADJUSTMENT FOR INTANGIBLE AMORTIZATION(1)             0.39       0.44        0.48       0.43        1.75
-------------------------------------------------------------------------------------------------------------
EPS FROM CONTINUING OPS. EXCL. SPECIAL ITEMS
  AND ADJUSTED FOR INTANGIBLE AMORTIZATION              0.92       0.63        0.40      (0.43)       1.52

EPS from continuing & discontinued operations
  adjusted for intangible amortization                  0.91       0.68        0.40      (7.89)      (5.90)

Average shares outstanding (thousands)                50,326     50,331      50,335     50,335      50,332
-------------------------------------------------------------------------------------------------------------

(1)   REFER TO "BASIS OF PRESENTATION"

(2) EPS ARE CALCULATED FOR EACH PERIOD BASED ON WEIGHTED AVERAGE SHARES OUTSTANDING

(3) SPECIAL CHARGES EXCLUDING GOODWILL IMPAIRMENT TAX AFFECTED USING A NOTIONAL 38% TAX RATE

(4)   NON-TAX DEDUCTIBLE GOODWILL IMPAIRMENT TAX AFFECTED USING A 0% TAX RATE

(5)   ONE-TIME TAX BENEFIT DUE TO AN ADJUSTMENT OF VALUATION ALLOWANCES IN
      GERMANY


ADDITIONAL INFORMATION
                                                                             CHG.
                                                      Q2 2002    Q2 2001     IN %    H1 2002     H1 2001
----------------------------------------------------------------------------------------------------------
EPS FROM CONTINUING OPS. EXCL. SPECIAL ITEMS
  AND ADJUSTED FOR INTANGIBLE AMORTIZATION
    IN(EURO)PER SHARE                                   0.48       0.63       -24      0.99        1.55
    IN $ PER SHARE(1)                                   0.48                           0.99

EXCHANGE RATES ((EURO)/$):
  Period ending rate                                   1.003                          1.003
  Average rate                                         1.088      1.143        -5     1.141       1.113
----------------------------------------------------------------------------------------------------------

(1) CALCULATED FOR CONVENIENCE FROM THE UNDERLYING EURO DATA AT THE PERIOD-ENDING EXCHANGE RATE

                                                            [LOGO] CELANESE
Page 20 of 21
Date: July 30, 2002

FOOTNOTES

      Results unaudited: The foregoing results, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Additionally, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

      Results adjusted for discontinued operations: The foregoing results exclude operations which have been discontinued. The results of these businesses are reflected in the interim balance sheets, income statements and statements of cash flows as discontinued operations.

      Forward-looking statements: Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe," "estimate," "intend," "may," "will," "expect," "plan" and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F filed with the SEC on March 7, 2002. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.

                                                            [LOGO] CELANESE
Page 21 of 21
Date: July 30, 2002

UPCOMING EVENTS
September, 10th 2002      Analyst Conference
October, 29th 2002        Third Quarter 2002 results

INVESTOR RELATIONS

Michael Oberste-Wilms
Phone:  +49 69 305 83199    Fax:  +49 69 305 83195
M.Oberste-Wilms@Celanese.com

Andrea Stine
Phone:  +1 908 522 7784    Fax:  +1 908 522 7583
A.Stine@Celanese.com

Oliver Stratmann
Phone:  +49 69 305 4139    Fax:  +49 69 305 83195
O.Stratmann@Celanese.com